UNIVERSITY OF ABERDEEN

STAFF SECONDMENT AGREEMENT

THIS AGREEMENT is made (together with the Schedule in two parts) (hereinafter collectively referred to as the "Agreement") between THE UNIVERSITY COURT OF THE UNIVERSITY OF ABERDEEN, a charity registered in Scotland, No SC013683, whose registered address is at University Office, King’s College, Regent Walk, Aberdeen AB24 3FX (hereinafter referred to as "the University") and NOVAVISION, INC.,  a US corporation incorporated in the state of Delaware with company number 4897076 whose registered office is at 3651 FAU Boulevard, Suite 300, Boca, FL 33431 (“Novavision”), and who may, from time to time, be hereinafter referred to individually as the "Party" or collectively as the "Parties".

WHEREAS

A)

The University employs Professor Arash Sahraie of Shiels Lodge, Whitecairns, Aberdeenshire, AB23 8UL in the School of Psychology at the University (the "Secondee") and has agreed to second the Secondee to Novavision in accordance with this Agreement (the "Secondment").

B)

The Secondee is a Director of Sight Science and provides management and scientific oversight of Sight Science.

C)

The parties (amongst others) entered into a share purchase agreement whereby Novavision purchased the entire issued share capital of Sight Science together with the associated patents controlled by it on or around the date of this Agreement.

Now therefore, it is hereby agreed as follow:

1.

Definitions

"Affiliate"	means in relation to any body corporate (i) its parent undertaking; or (ii) any subsidiary undertaking of such body corporate or of its parent undertaking.

“Agreed Activities”	means the activities set out in Part 1 of the Schedule hereto.

“Background Intellectual Property”	means any and all Intellectual Property owned or controlled by either Party prior to the commencement of this Agreement.

“Board”	means the board of directors of Novavision.

“Confidential Information”

means any information (whether or not in written form) which is marked confidential or which ought reasonably to be treated as confidential is disclosed to or obtained by a Party hereunder and which relates to the business of the other Party, Vycor or Sight Science, including (without limitation):

(a)

its past, present or projected goods and/or services;

(b)

its business methods, know-how, past, present or projected research and development or marketing strategies;

(c)

its past, present or pending Intellectual Property Rights;

(d)

its past or present suppliers or customers including their identity; or

(e)

its assets, liabilities, profitability or its financial position or affairs generally.

“Consumer Prices Index”	means the Consumer Prices Index (all items) United Kingdom.

"Contract of Employment"	means the contract of employment in force from time to time between the University and the Secondee;

“Foreground Intellectual Property”	means any Intellectual Property generated by the Secondee while carrying out the Agreed Activities, excluding any Background Intellectual Property.

“Intellectual Property”

means any patents, trade marks and service marks, registered designs, utility models, applications for any of the foregoing, trade and business names, unregistered trade marks and service marks, copyright, rights in design, inventions, software and confidential information including identifiable know-how whether existing in the United Kingdom or elsewhere and connected with this Agreement.

"Management Issues"

means all those matters under the Contract of Employment requiring action, investigation and/or decisions by the University including in particular (by way of illustration only and without limitation) appraisals and performance issues; pay reviews and the award of other payments and benefits under the contract of employment; periods of annual, sick or other leave; absence of the Secondee for any other reason; any complaint about the Secondee to Novavision. (whether or not that would be dealt with under the  Novavision’s disciplinary procedure) and any complaint or grievance raised by the Secondee (whether or not that would be dealt with under the  Novavision’s grievance procedure).

"Regulations"	means The Transfer of Undertakings (Protection of Employment) Regulations 2006.

“Sight Science”

means Sight Science Limited, a company incorporated and registered in Scotland with company number SC311950 whose registered office is at William Guild Building, Kings College, University of Aberdeen, Regent Walk, Aberdeen, AB24 3FX.

“Vycor”	means Vycor Medical, Inc., a US Corporation incorporated in the State of Delaware with company number 4407435 whose registered office is at 3651 FAU Boulevard, Suite 300, Boca, FL 33431.

2.

Secondment

2.1

Subject to clause 7 and notwithstanding the date of this Agreement, the Secondment commenced on 3rd October 2011 (the "Commencement Date") and will continue until 2 October 2012 unless this Agreement is terminated earlier by the mutual consent of the Parties or extended pursuant to Clause 2.5.

2.2

During the Secondment, the Secondee will spend on average two days per week (equating to 40% of his time) carrying out the Agreed Activities (which includes any travel time of the Secondee).  The Parties however acknowledge that this may vary from time to time, as may be agreed between the Parties. It is agreed that the University shall use its reasonable endeavours to ensure that the Secondee notifies Novavision of his availability for work as far in advance as is reasonably practicable.

2.3

The University warrants to Novavision that the Contract of Employment does not contain any provisions which restrict the Secondee's ability to carry out the Agreed Activities in accordance with this Agreement for an average of two days per week during the term of the Secondment.

2.4

Any variation under clause 2.2 will be agreed with Novavision’s nominated representative (the “Novavision Representative”) and the nominated representative of the University (the “University Representative”).

2.5

Novavision shall have the option to extend the term of the Secondment for one additional year on each of the first, second, third and fourth anniversaries of 2nd October 2011 (the “Renewal Date”), with the Secondment finally terminating on 2 October 2016 if each option is exercised in turn. Novavision shall exercise the option by providing written notice to the University Representative by no later than 30 April of each year.  At each Renewal Date, Novavision shall have the right to estimate the extent of work which they require the Secondee to carry out. Novavision shall be entitled to require the Secondee to spend up to 50% of his time carrying out the Agreed Activities, subject to receiving the prior written consent of the University to such change, and subject also to a minimum requirement for the Secondee to spend 40% of his time carrying out the Agreed Activities. Any resultant change in the time commitment required of the Secondee under Clause 2.2 shall be reflected in a pro rata amendment to the Secondment Fee under Clause 7.1 (i.e. if the Secondee is required to increase his time commitment from 40% to 50% then the increase in time is 25% and the Secondment Fee shall be so increased).

2.6

Whilst the University shall use its reasonable endeavours to ensure the accuracy of information and material provided hereunder and the quality of any work performed by the Secondee during the Secondment the University makes no representation or warranty as to the achievement of any specific results or the suitability of use of the results of the Agreed Activities and all such representations and warranties are hereby excluded to the furthest possible extent permitted by law.  Novavision shall be entirely responsible for the use to which it puts the results of the Agreed Activities.

3.

Employment of Secondee

3.1

During the Secondment the Secondee will remain an employee of the University and subject to the normal terms and conditions of his Contract of Employment (save as expressly agreed otherwise).

3.2

Any changes or proposed changes to the Contract of Employment after the Commencement Date will be notified to Novavision.

3.3

The parties agree that the Secondment shall not constitute a relevant transfer in terms of the Regulations.

4.

Location

4.1

During the Secondment, the Secondee will be located within the University or at such other locations as may be required by Novavision’s Representative.

4.2

Novavision must give the Secondee reasonable notice if he is required to travel outside of Scotland for attendance at meetings and/or conferences.

4.3

Novavision agrees to provide the Secondee with such resources and support as are necessary to allow him to carry out the Agreed Activities.

5.

University's Obligations

5.1

During the Secondment, the University shall remain responsible for all obligations of the employer in respect of the Secondee, including (but not limited to):

(a)

the payment of the Secondee's salary and related statutory payments that the University is responsible by virtue of being the employer of the Secondee and the provision of any benefits due under the Contract of Employment; and

(b)

all Management Issues relating to the Secondee or the Secondee's employment by the University.

5.2

During the Secondment, the University shall continue to comply fully with all of its obligations to the Secondee in terms of their Contract of Employment.

6.

Novavision’s Obligations

6.1

During the Secondment, Novavision shall not:

(a)

take nor be involved in any disciplinary and/or grievance matter in respect of the Secondee;

(b)

purport to change the working conditions or Contract of Employment;

(c)

purport to terminate the Secondee's employment.

but shall, following a request by the University, take any steps that the University (acting reasonably) considers appropriate in order for the University to fulfil its obligations as the employer of the Secondee.

6.2

Notwithstanding the terms of Clause 3.1 the day to day direction and supervision of the Secondee during the days which the Secondee is providing the Agreed Activities to Novavision and the conduct and actions of the Secondee shall be the exclusive responsibility of, and at the risk of, Novavision.

6.3

Novavision shall comply in all respects with all statutory by-laws and legal requirements to which Novavision is ordinarily subject in respect of its own staff.

7.

Financial Provisions

7.1

As consideration for providing the Secondee, Novavision will pay to the University a total of £80,000 GBP (EIGHTY THOUSAND POUNDS STERLING) per annum (the "Secondment Fee") during the term of this Agreement, subject to any adjustment after the payment on 3rd January 2013 that  may be required to reflect any increases or decreases in the Consumer Prices Index after 3rd January 2013. The Secondment Fee has been calculated on the basis of the Secondee giving Novavision the benefit of forty per cent of his working time and shall therefore be varied accordingly if the working time required from the Secondee is varied at the Renewal Date under Clauses 2.2 and 2.5 above.

7.2

The Secondment Fee shall be paid by Novavision to the University in four equal instalments (by telegraphic transfer to such bank account as the University shall nominate from time to time) on the dates set out in Part 2 of the Schedule.  For the avoidance of doubt, the first such payment was paid by Novavision to the University on 3rd October 2011. In the event that the Secondment is extended under Clause 2.5, the Secondment Fee (as varied under Clause 6.1) shall be paid on the anniversaries of each of the four dates detailed in Part 2 of the Schedule in respect of each year that the Secondment is extended.

7.3

Value added tax or other taxes, where applicable, shall be payable at the prevailing rate by Novavision in addition to the sums detailed in this clause 7.

7.4

The second payment shall be due on signature of this Agreement and the University shall invoice Novavision at least 5 days prior to each of the payment dates set out in Part 2 of the Schedule. All invoices from the University shall be sent to ‘3651 FAU Boulevard, Suite 300, Boca, FL 33431’.

8.

Expenses

Throughout the period of the Secondment, Novavision shall be responsible for reimbursing the expenses incurred by the Secondee for the purpose of the Secondment on production of an invoice and such evidence as it shall reasonably require within 14 days of receipt of such invoice. All expenses that exceed 200 pounds sterling must be pre-agreed by Novavision and all expenses must be evidenced by receipts.

9.

Intellectual Property

9.1

The ownership of Background Intellectual Property shall remain with the Party owning/controlling the same.

9.2

Any Foreground Intellectual Property generated by the Secondee as a result of carrying out the Agreed Activities shall be owned by Novavision.

10.

Information

10.1

All notes, memoranda, records, writings, brochures, lists, software and copies of the same made by the Secondee in the course of the Secondment, including without limitation those containing any Confidential Information, are and shall remain the property of the Party originally owning or controlling the same and shall be delivered by the recipient to the owning Party, on demand.

10.2

During the Secondment, the Parties shall use their reasonable endeavours to prevent the divulgence or disclosure of any Confidential Information by other employees, Affiliates, contractors or third parties. Each Party shall immediately report to the other any person it suspects of wrongfully divulging or otherwise misusing Confidential Information.

10.3

Each Party shall be entitled, where it has reason to believe that the other is or has been in breach of any of their obligations under this Clause to require the other, by written request, to co-operate with any person authorised by them in tracing Confidential Information. The failure of a Party to co-operate with any such reasonable request shall provide the other with the right to terminate the Secondment.

10.4

The obligations of a Party under this Clause shall cease to apply to the extent that any Confidential Information is in or falls into the public domain otherwise than by or through a breach by them of this Agreement.

10.5

If a Party is unsure of what constitutes Confidential Information, and/or what would be an allowable disclosure of Confidential Information in the course of the Secondment, the Party shall consult the other in the first instance.

11.

Indemnity and Insurance

11.1

With the sole exception of any successful claim that is brought against Sight Science by Madhukant Amin, Novavision shall release, defend, indemnify and hold harmless the University, its officers and employees, including the Secondee, against any and all claims of whatsoever nature howsoever arising out of any of the Agreed Activities performed under this Agreement.

11.2

Novavision shall maintain adequate insurance cover, including but not limited to public liability insurance and professional indemnity insurance for the Secondee during the course of the Secondment. Certificates shall be made available for inspection by the University upon request.

12.

Termination

12.1

The Secondment shall terminate with immediate effect if the Secondee's employment with the University terminates for whatever reason.

12.2

The University may terminate the Secondment with immediate effect without notice:

12.2.1

if Novavision is guilty of any material or (after warning) repeated breach of the terms of this Agreement; or

12.2.2

if Novavision becomes the subject to any administration or liquidation proceedings (or similar proceedings in the United States of America) or becomes unable to pay its debts as they fall due or makes any arrangement or composition with or for the benefit of its creditors.

12.3

Any delay by the University in exercising the right to terminate shall not constitute a waiver of such rights.

13.

Representations

The University and Novavision warrant to the other that they have obtained or will obtain all necessary authorisations and approvals required to enter into and carry out this Agreement.

14.

Entire Agreement

14.1

This Agreement represents the entire agreement between the Parties in relation to the Secondment and, as such, supersedes all representations, undertakings, understandings or other statements whether written or oral made by either Party to the other prior to the date of this Agreement.

14.2

The Parties agree that the previous secondment agreement which was entered into by the Parties on the 27th September 2011 and 29th September 2011 shall be terminated immediately and have no further effect as of the date of this Agreement.

15.

Third Parties

This Agreement is not intended to create any benefit, claim or rights of any kind whatsoever enforceable by any person who is not a party to this Agreement.

16.

Notice

16.1

Any notice under this Agreement shall be served by first class post, recorded or registered delivery or by facsimile at the following addresses respectively of each Party:

The University: Deputy Director Research & Innovation University of Aberdeen University Office King’s College Regent Walk Aberdeen AB24 3FX Facsimile no: 01224 272319	Novavision: 3651 FAU Boulevard Suite 300 Boca FL 33431 Facsimile no: 631 794 2444

16.2

Any notice sent by first class post, registered or recorded delivery shall be deemed to have been served on the second business day after the date of posting.  A notice sent by facsimile is deemed to have been served at the time of receipt by the sender of a transmission confirmation report.

17.

Law and Jurisdiction

This Agreement shall be governed by laws of Scotland. Both Parties agree to submit to the exclusive jurisdiction of the Scottish Courts.

In WITNESS WHEREOF, these presents comprising this and the preceding 6 pages are executed by the Parties as follows:

Subscribed for and on behalf of the University Court of the University of Aberdeen by Professor Stephen D. Logan, its duly authorised signatory, at Aberdeen on the  __________________ day of ______________________ before the witness below:

Signature of the legal signatory	Signature of the Witness
Full name in print	Full name in print

Address	Address

Subscribed for and on behalf of Novavision, Inc. by Adrian Liddell its duly authorised signatory, at Bath on the ____________________ day of ______________________ before the witness below:

Signature of the legal signatory	Signature of the Witness
Full name in print	Full name in print

Address	Address

Signed by way of acknowledgement by the Secondee, who is not a Party to this Agreement:-

“I acknowledge and understand the terms and conditions of this Agreement, in particular, but without limitation, those relating to Intellectual Property contained at Clause 9 and those Agreed Activities detailed in Part 1 of the Schedule.”

……………………………………………..

……………………………………………..

Signature

Full name in print

……………………………………………..

……………………………………………..

Date

Place

This is the Schedule in two parts of the Secondment Agreement between

The University Court of the University of Aberdeen and Novavision, Inc.

Schedule

Part 1 - AGREED ACTIVITIES

During the Secondment, the Secondee shall carry out such duties as Novavision will from time to time request, including but not limited to:

1.

promote Novavision’s Visual Field Deficit treatment and endeavour to assist Novavision in achieving gold standard status in Visual Field rehabilitation resulting from neurological disorders (including strokes and TBI);

2.

develop a business plan in conjunction with Novavision Mangement for his role as Chief Scientific Officer within an agreed time frame from the date of this Agreement;

3.

integrate VRT and NeET whilst working in association with Novavision’s software developer;

4.

design a study for the combined therapy and seek grant funding for it;

5.

evaluate  tDCS and work (together with Alvaro Pascual Leone) for the evaluation and integration of tDCS into any large study that is to be conducted;

6.

have responsibility for driving the overall scientific strategy in association with Novavision’s Scientific Advisory Board by developing a clear strategy which is to be pre-agreed with Alvaro Pascuel Leone and senior officers of Vycor) and provide advice on responding to criticisms that are held within the scientific community;

7.

assist in locating and researching people to be added to Novavision’s Scientific Advisory Board on an ‘as-needed’ basis;

8.

make himself available, during contracted times, as a point of contact for any scientific questions from potential investors;

9.

make himself available to attend selected shows to present his findings;

10.

provide advice on the VA study (within the time constraints of this Agreement);

11.

travel as directed by Novavision (subject to payment of the Secondee's travel and subsistence costs) which shall be included in any time commitment of the Secondee.

Part 2 – PAYMENT SCHEDULE

Payments shall be made in quarterly instalments as follows (whilst acknowledging that the first payment on 3 October 2011 has already been made):-

 3 October 2011

£20,000

 3 January 2012

£20,000

 3 April 2012

£20,000

 3 July 2012

£20,000